Contact

www.linkedin.com/in/dennisloebs (LinkedIn)

Top Skills

Construction Management
Construction
Renovation

Certifications

Certified Pool Builder (CBP)
Certified Service Professional (CSP)

Dennis Loebs

Designing and manufacturing the Next generation of rowing craft.

Sag Harbor, New York, United States

Experience

Next Boatworks LLC

Co-Founder
May 2016 - Present (6 years 6 months)
Bristol, RI

Blue Square Consulting

Founder & President
April 2011 - Present (11 years 7 months)
East Hampton, NY

Blue Square Consulting provides critical water feature design services to the AEC industry as well as to property owners. The firm bridges the gap between an architectural vision for a demanding pool installation and the installed product by creating comprehensive and highly-detailed construction drawings, including digital 3-D parametric vessel and mechanical models. Blue Square also provides hydraulic analysis and design, mechanical and structural engineering support, construction administration services, bid evaluation services, expert witness and forensic consulting services, as well as design and fabrication of custom control and automation solutions.

Loebs + Gordon Poolcare

Founder & President
February 2002 - Present (20 years 9 months)
East Hampton, NY

Founded Loebs + Gordon Poolcare to satisfy the maintenance needs of owners of pools and water features constructed by Loebs + Gordon Poolcraft. Successfully developed and deployed an innovative business model that featured several market-leading firsts, including an all-inclusive, fixed-fee, annual service contract.

Loebs + Gordon Poolcraft

Co-Founder, President & CEO
December 1996 - October 2012 (15 years 11 months)
East Hampton, NY

Founded Loebs + Gordon Poolcraft in December of 1996 as a quality-focused concrete swimming pool installation firm based on eastern Long Island. By specializing in intensively-detailed installation of custom concrete vessels of all types, and through consistent, market-leading application of state-of-the-art equipment and methods, the company evolved into a preeminent boutique water feature installer. Successfully grew the firm to become a nationally-recognized high-end builder, recognized in 2012 by Pool & Spa News as one of the nation's "Top 50 Builders," with revenues of $3.5 million.

Poolmasters
Founder & President
February 1990 - May 1996 (6 years 4 months)
Sag Harbor, NY

Residential swimming pool services on eastern Long Island.

Education

University of California, San Diego
B.A., Philosophy · (1982 - 1985)

Fordham University
· (1980 - 1981)